UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

April 25, 2025

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

25 April 2025

SMITH & NEPHEW PLC
(the "Company")

Director Change

Following the announcement of his appointment as Chief Executive Officer of Olympus Corporation, Bob White has informed the Board that he will be stepping down as an Independent Non-Executive Director on 30 April 2025 and will not submit himself for re-election at the Company's Annual General Meeting to be held on 30 April 2025. The Board wishes to thank Bob for his service, commitment and contribution during his five year tenure.

Helen Barraclough
Company Secretary
Smith & Nephew plc
Tel: +44 (0)1923 477100

LEI: 213800ZTMDN8S67S1H61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: April 25, 2025	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary